UNDERLYING SUPPLEMENT	Underlying Supplement No. TVI-1 to
(TO PROSPECTUS DATED APRIL 2, 2010	Registration Statement Nos. 333-162193 and 333-162193-01
AND PROSPECTUS SUPPLEMENT	Dated April 30, 2010
DATED APRIL 2, 2010)	Rule 424(b)(2)

The Royal Bank of Scotland N.V.
RBS NotesSM
fully and unconditionally guaranteed by
RBS Holdings N.V.

Securities Linked to the Trader Vic IndexTM

          The Royal Bank of Scotland N.V. may, from time to time, offer and sell debt securities, which we collectively refer to as the “Securities,” linked to the Trader Vic IndexTM (the “Underlying Index”). This Underlying Supplement No. TVI-1 (the “Underlying Supplement”) describes the Underlying Index as well as related matters concerning the relationship between The Royal Bank of Scotland N.V. and the owner of the Underlying Index.

          Additional terms that will generally apply to the Securities may be described in a Product Supplement, if any, accompanying this Underlying Supplement. This Underlying Supplement supplements the terms described in any such Product Supplement and in the accompanying Prospectus Supplement and Prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to any specific issue of Securities, including any changes to the description of the Underlying Index. We refer to such term sheets and pricing supplements generally as Pricing Supplements. If the terms described in the relevant Pricing Supplement are inconsistent with those described in this Underlying Supplement or in the accompanying Prospectus Supplement or Prospectus, the terms described in the relevant Pricing Supplement will control. You should read all of these documents before you invest in the Securities.

          This Underlying Supplement describes only the Underlying Index. We do not guarantee that we will offer Securities linked to the Underlying Index.

          The Securities are our unsecured and unsubordinated obligations and are fully and unconditionally guaranteed by RBS Holdings N.V.

          The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

          The Securities involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page US-1 of this Underlying Supplement.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved these Securities, or determined if this Underlying Supplement, the accompanying Prospectus Supplement or Prospectus or any relevant Product Supplement or Pricing Supplement are truthful or complete. Any representation to the contrary is a criminal offense.

RBS Securities Inc.

TABLE OF CONTENTS

Page

Risk Factors	US-1
The Trader Vic IndexTM	US-8

          In this Underlying Supplement, the “Bank,” “we,” “us” and “our” refer to The Royal Bank of Scotland N.V. and “RBS plc” refers to The Royal Bank of Scotland plc, our affiliate. We refer to the Securities offered by the relevant Pricing Supplement and the related guarantees as the “Securities” and to each individual security offered thereby as a “Security.”

          RBS NotesSM is our service mark. Trader Vic IndexTM and TVITM are trademarks of Enhanced Alpha Management, L.P.

          Any Securities issued, sold or distributed pursuant to the relevant Pricing Supplement may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, the United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

RISK FACTORS

          This section describes certain risks relating to the Underlying Index. You should consider carefully the risks discussed under “Risk Factors” in any applicable Product Supplement and in the Pricing Supplement, together with the following discussion of additional risks, before you decide that an investment in the Securities is suitable for you. For a discussion of certain general risks associated with your investment in the Securities, please refer to the section entitled “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement. You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

General Risks Related to the Underlying Index

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underlying Index

          In the ordinary course of their businesses, our affiliates and Enhanced Alpha Management, L.P. (“EAM”), which is the owner of the Underlying Index, may have expressed views on expected movements in the Underlying Index or its components and may do so in the future. These views or reports may be communicated to our clients, the clients of our affiliates and the clients of EAM. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Underlying Index or its components may at any time have significantly different views from those of our affiliates and EAM. For these reasons, you are encouraged to derive information which you consider necessary to evaluate an investment in the Securities, the Underlying Index and its components from multiple sources, and you should not rely on the views expressed by our affiliates or by EAM.

The Underlying Index Is Concentrated in a Limited Number of Sectors

          The futures contracts that comprise the Underlying Index are concentrated in a limited number of sectors. As a result, the Underlying Index will be less diversified than other indices or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the Securities may therefore carry risks similar to a concentrated securities investment in a limited industry or sector.

The Level of the Underlying Index Will Depend Primarily on the Position of the Sectors Within the Underlying Index, and One or More of Those Positions May Not Reflect the Actual Performance of those Sectors

          The performance of the Underlying Index will depend primarily on the performance of each Index component and how its corresponding sector is positioned within the Underlying Index. For example, if all other conditions remain constant, if the grains sector were positioned short, a decrease in the value of the corn futures contract would tend to increase the level of the Underlying Index, while an increase in the value of that contract would tend to decrease the level of the Underlying Index. There can be no assurance that the position determined for each sector will be aligned with the future price movements of its corresponding Index components. If a commodity sector is out of position in relation to the movements of its corresponding Index components (e.g., a short-positioned commodity sector experiences an increase in the value of one or more of its Index components, or a long-positioned commodity sector experiences a decrease in the value of one or more of its Index components), there could be a negative impact on the level of the Underlying Index. This could adversely affect the value of your Securities and the payment you would receive on the Securities at maturity.

          The position of each sector is generally determined on the second to last business day of each month. If a different date of determination was used, the position taken with respect to each sector may be different, and may result in a lower return for the Underlying Index for the relevant month.

The Underlying Index Takes Monthly Long and Short Positions and You Should Not Invest in the Securities if You Have Solely a Bullish or Bearish View of the Index Components

          The Underlying Index takes monthly long and short positions for each sector, with the exception of the energy sector which is positioned either long or flat. A flat position means that no portion of the Underlying Index is deemed to be allocated to the energy sector, as described below in the section “The Trader Vic IndexTM—Index Components and Sectors.” The

Securities may not be an appropriate investment for you if you anticipate that the sectors and/or their components will rise only (a “bullish” view) or decline only (a “bearish” view). In addition, because the energy sector is never positioned short in the Underlying Index, the Securities may not be an appropriate investment for you if you have a bearish view of that sector.

The Underlying Index Has a Limited History to Consider for Making an Independent Assessment of Its Performance

          The payment amounts, if any, for your Securities will be linked to the performance of the Underlying Index, which was launched in June 2009. There is no actual historical value information available before that date for you to consider in making an independent investigation of the Underlying Index. Any data relating to the Underlying Index included in this Underlying Supplement for any date prior to June 2009 is hypothetical historical data. The performance of the Underlying Index over the term of the Securities, as well as the amounts payable on the Securities, may bear little relation to the historical values of the Underlying Index set forth in this Underlying Supplement or in any Pricing Supplement. You cannot predict the performance of the Underlying Index during the term of the Securities based on its historical performance.

A Prolonged Decline in Value in Energy-Oriented Raw Materials Would Have a Negative Impact on the Level of the Underlying Index and the Value of Your Securities

          As of January 2010, 21.25% of the Index Components were energy-oriented, including 9.63% in crude oil. Accordingly, a decline in the prices of such raw materials would adversely affect the level of the Underlying Index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Underlying Index to lessen or eliminate the concentration of existing energy contracts in the Underlying Index or to broaden the Underlying Index to account for such developments, the level of the Underlying Index and the value of your Securities could decline.

Certain of Your Securities May Be Linked to the Excess Return Version of the Underlying Index, and Not the Total Return Version

          The Underlying Index is published in both an excess return version and a total return version. The excess return version reflects the returns that are potentially available through an unleveraged investment in the long and short (or flat) positions in the futures contracts that comprise the Underlying Index. In contrast, the total return version, in addition to reflecting these returns, also reflects the interest that could be earned on cash collateral from an investment in the Underlying Index components in 3-month U.S. Treasury bills. The excess return version of the Underlying Index does not include this total return feature. In addition, the term “excess return” is not intended to suggest that the performance of the excess return version of the Underlying Index at any time, or the return on your Securities, will be positive or that the excess return version of the Underlying Index is designed to exceed a particular benchmark.

The Underlying Index is a Rolling Index and Future Prices of the Index Components that Are Different Relative to Their Current Prices May Decrease the Amounts Payable on the Securities

          The Underlying Index is composed of futures contracts on commodities, currencies and U.S. interest rates. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for delivery of the underlying asset. As the exchange-traded futures contracts that comprise the Underlying Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in a later month (e.g., November). This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield” which might create a profit for the purchase of the contracts. While certain contracts included in the Underlying Index have historically exhibited consistent periods of backwardation, backwardation will likely not exist at all times with respect to any contract. Certain of the assets included in the Underlying Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango (or backwardation in the case of a short position) in the commodity markets would result in negative “roll yields” which could adversely affect the value of the Underlying Index and, accordingly, decrease the payments, if any, you receive on the Securities. There can be no assurance, however, that backwardation or roll yields will exist in any particular Index component at any time during the term of the Securities.

Policies of the Index Committee and Changes that Affect the Composition and Calculation of the Underlying Index Will Affect the Market Value of the Securities and the Return You Will Receive

          The Underlying Index is overseen and managed by the Index Committee (as defined below). The policies of the Index Committee concerning the calculation of the level of the Underlying Index, additions, deletions or substitutions of Index components and the manner in which changes affecting the Index components are reflected in the Underlying Index could affect the level of the Underlying Index and, therefore, the market value of the Securities and the amounts payable on the Securities. The amounts payable on the Securities and their market value could also be affected if the Index Committee changes, discontinues or suspends compilation and maintenance of the Underlying Index.

          The composition of the Underlying Index may change over time, as additional assets satisfy the eligibility criteria or assets currently included in the Underlying Index fail to satisfy such criteria. The annual composition of the Underlying Index will be determined by the Index Committee based on the Index Committee’s assessment of the worldwide consumption of those assets, including in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weights of Index components. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Underlying Index for the following year. However, not every discrepancy may be discovered. If, for any reason, one of the futures contracts in the Underlying Index ceases to exist, or any other similar event with similar consequences as determined in the discretion of the Index Committee occurs, the Index Committee will call an exceptional meeting to assess whether the composition and/or the weights of, the Underlying Index should be modified. The modification of the composition and/or the weights of the Underlying Index may have an adverse impact on the value of the Underlying Index, the amounts payable on the Securities and their market value prior to maturity.

          Furthermore, EAM is the sole owner of the Underlying Index. EAM currently has two representatives on the Index Committee. The other two members of the Index Committee represent The Royal Bank of Scotland N.V, London Branch. EAM, through the Index Committee, has a significant degree of discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weights of the Index components or exchange-traded futures contracts on the Index components. Any of these factors could affect the level of the Underlying Index and, therefore, could affect the amount payable on the Securities and the market value of the Securities prior to maturity. EAM and the Index Committee do not have any obligation to take the needs of any parties to transactions involving the Underlying Index, including the holders of the Securities, into consideration when making changes to the Underlying Index.

Our Membership on the Index Committee May Conflict With Your Interest as a Holder of the Securities

          The Index Committee is responsible for the calculation methodology of the Underlying Index. We are a member of the Index Committee. As a member of the Index Committee, we will be involved in the composition and management of the Underlying Index, including additions, deletions and the weights of the futures contracts that comprise the Underlying Index, all of which could affect the level of the Underlying Index and, therefore, could affect the amounts payable on the Securities and the market value of the Securities prior to maturity. We do not believe that we have the power to control the decision-making of the Index Committee; however, we may influence the determinations of the Index Committee, which may adversely affect the value of your Securities. Due to our potential influence on determinations of the Index Committee, which may affect the market value of the Securities, we, as issuer of the Securities, may have a conflict of interest if we participate in or influence such determinations.

          Since we cannot control or predict the actions of the Index Committee, we are not ultimately responsible for any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the Underlying Index.

Our Business Activities May Create Conflicts of Interest

          We and our affiliates expect to engage in trading activities related to the Index components, futures or options on the Index components or the Underlying Index, or other derivative instruments with returns linked to the performance of Index components or the Underlying Index that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders’ interest in the Securities and the interests that we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Underlying Index, could be adverse to the interests of the holders of the Securities. Moreover, we and our affiliates have published and in the future expect to publish research reports and trading advice with respect to the Underlying Index and to some or all of the Index components. This research and trading advice is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. The research and trading advice should not be viewed as a recommendation or endorsement of the Securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the market price of the Index components and the level of the Underlying Index and, therefore, the market value of the Securities. With respect to any of the activities described above, we and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Securities into consideration at any time.

Additional Conflicts of Interest Relating to the Management of EAM May Arise

          EAM, individually or through an affiliate, may actively trade commodities, currencies and U.S. interest rates and/or futures contracts on such components, including those related to the Underlying Index, and over-the-counter contracts having values which derive from or are related to such components. EAM, individually or through an affiliate, also may actively trade and hedge the Underlying Index. With respect to any such activities, neither EAM nor any of its affiliates has any obligation to take the needs of any buyers, sellers or holders of the Securities into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the level of the Underlying Index and therefore the market value of the Securities.

Discontinuance of the Underlying Index May Affect the Market Value of the Securities and the Return You Will Receive on the Securities

          Neither we, our affiliates, the Index Committee, EAM nor its affiliates are under any obligation to continue to compile and maintain the Underlying Index or is required to compile and maintain any successor index. If the Index Committee discontinues or suspends the compilation and maintenance of the Underlying Index, it may become difficult to determine the market value of the Securities or the amounts payable on the Securities. The calculation agent for the Securities may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Underlying Index exists, the amount you receive on the Securities will be determined by the calculation agent in its sole discretion.

Historical Levels of the Underlying Index Should Not Be Taken as an Indication of Future Performance of the Underlying Index During the Term of the Securities

          The actual performance of the Underlying Index over the term of the Securities, as well as the amounts payable, may bear little relation to the historical levels of the Underlying Index. The trading prices of exchange traded futures contracts on the Index components will determine the value of the Underlying Index. As a result, it is impossible to predict whether the level of the Underlying Index will rise or fall.

Risks Related to the Commodity Futures Contracts Included in the Underlying Index

Ownership of the Securities Will Not Entitle You to Any Rights With Respect to Any Futures Contracts Included in or Tracked by the Underlying Index Components

          You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the futures contracts included in the Underlying Index. We will not be required to invest in any of the futures contracts or of the commodities included in the Underlying Index on behalf or for the benefit of holders of the Securities.

The Commodities or Commodity Futures Contracts Comprising the Underlying Index Are Subject to Legal and Regulatory Regimes that May Change in Ways that Could Adversely Affect the Value of the Underlying Commodity, the Underlying Index and the Securities

          The markets for commodities and commodity futures contracts, including those comprising the Underlying Index, are subject to extensive statutes, regulations, and margin requirements. The U.S. Commodity Futures Trading Commission (the “CFTC”) and the exchanges on which the futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices which may occur during a single trading period. These limits could adversely affect the market prices of the relevant futures contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effects of any future regulatory change on the market value of the Securities is impossible to predict, but could be substantial and adverse to the interests of holders of the Securities.

          Any legal or regulatory change affecting the commodity markets could adversely affect the value of the commodities and commodity futures contracts underlying the Underlying Index and the value of the Securities. It could also interfere with our or our affiliates’ ability to hedge our obligations under the Securities, which could lead to a postponement of the maturity date and could adversely affect the market value of the Securities. In this instance, the calculation agent may, in its sole discretion, determine that the relevant markets have been affected in a manner that prevents it from properly valuing the commodities and commodity futures contracts underlying the Underlying Index and calculating the amount that we are required to pay you at maturity. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Securities, it is possible that the maturity date will be postponed, which may adversely affect the return, if any, on your investment in the Securities.

          For example, the CFTC has recently announced that it is considering imposing position limits on certain commodities (such as energy) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. This could result in regulatory changes that may affect the value of certain commodities and commodity futures contracts included in the Underlying Index, the market value of the Securities and our ability to hedge our obligations under the Securities.

Commodity Prices May Change Unpredictably, Affecting the Level of the Underlying Index and the Value of Your Securities in Unforeseeable Ways

          Trading in futures contracts on physical commodities, including trading in the commodities underlying the Underlying Index components, is speculative and can be extremely volatile. Market prices of the Underlying Index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; fluctuations in agricultural output; changes in trade practices; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of the futures contracts in respect of the relevant commodity. These factors may affect the level of the Underlying Index and the value of your Securities in varying ways, and different factors may cause the prices of the Underlying Index components, and the volatility of their prices, to move in inconsistent directions at inconsistent rates.

          Furthermore, certain commodity-based Index components may be concentrated in only a few, or even a single industry (e.g., energy). These Underlying Index components are likely to be more volatile than those comprised of a variety of commodities.

The Price of Crude Oil Is Volatile and May Adversely Affect the Value of Your Securities

          A decrease in the price of WTI light crude oil, which can comprise more than 9% of the Underlying Index components, may have a material adverse effect on the market value of the Securities and the return on your investment in the Securities. The price of WTI light crude oil futures is primarily affected by the global demand for and supply of crude oil, and is also influenced by speculative actions and currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than the prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use product is often transport fuel, industrial fuel and in-home heating fuel. The potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the commencement or a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

The Securities Will Not Be Regulated by the CFTC

          Unlike an investment in the Securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”). Because the Securities are not interests in a commodity pool, the Securities will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Securities do not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Risks Related to the Underlying Currencies Included in the Underlying Index

The Securities Are Subject to Risks Relating to Economic Conditions in the Relevant Foreign Jurisdictions

          The value of the currencies included in the Underlying Index will affect the value of the Securities. Changes in the values of these currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant countries, including economic and political developments. Of particular importance are existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the relevant countries. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the applicable governments, as well as the governments of other countries important to international trade and finance.

The Actions of the Relevant Sovereign Governments May Affect the Liquidity, Trading Value and Payments You Receive on the Securities

          Exchange rates of most economically developed nations are “floating,” meaning the rate is permitted to fluctuate in value. However, governments, from time to time, may not allow their currencies to float freely in response to economic forces. Moreover, governments, including that of the United States, and those that issued the other currencies included in the Underlying Index, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments also may issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Securities is that their liquidity, their trading value and the amount you will receive on the Securities could be affected by the actions of the relevant sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders. There will be no adjustment or change in the terms of the Securities in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of any other development affecting the relevant currencies.

THE TRADER VIC INDEXTM

          The following is a description of the Underlying Index including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been derived from publicly available sources. The information reflects the policies of, and is subject to change at any time, by a committee that formulates and enacts all assessments and decisions regarding the calculation, composition and management of the Underlying Index (the “Index Committee”). We have not independently verified the accuracy or completeness of this information and therefore cannot be responsible for it. You, as an investor in the Securities, should make your own investigation into the Underlying Index.

          The Securities may be linked to either the total return version of the Underlying Index (the “Trader Vic IndexTM Total Return”) or to the excess return version of the Underlying Index (the “Trader Vic IndexTM Excess Return”), as specified in the relevant Pricing Supplement. The daily prices of the Trader Vic IndexTM Total Return and the Trader Vic IndexTM Excess Return are published on Bloomberg pages TVICTR <Index> and TVICER <Index>, respectively, and on Reuters pages ..TVICTR and .TVICER, respectively.

          The Royal Bank of Scotland N.V., acting through its London Branch, located at 250 Bishopsgate, London, EC2M 4AA or its successor, including but not limited to its affiliate RBS plc, is the calculation agent for the Underlying Index (the “Index Calculation Agent”). The Index Calculation Agent calculates the level of the Underlying Index using the methodology provided by the Index Committee, and has no obligation to continue to maintain or compile the Underlying Index.

          Additional information about the Underlying Index is available at http://markets.rbs.com/EN/Showpage.aspx?pageID=845. This URL is provided solely as an inactive textual link, and information on that webpage or any page linked to that webpage is not part of this Underlying Supplement or incorporated by reference in this Underlying Supplement.

Overview

          RBS plc, together with EAM, launched the Underlying Index in June 2009. The Underlying Index is a managed futures index designed to provide investors with portfolio diversification and to potentially benefit from both rising and declining price trends of the Underlying Index components. Currently comprised of 24 futures contracts across physical commodities, global currencies and U.S. interest rates (the “Index Components”), the Underlying Index is designed to capture rising and falling price trends by taking both long and short positions. The Index Components are grouped into 17 sectors; each sector, except the energy sector, is represented on either a “long” or “short” basis, depending on recent price trends of that sector. The energy sector is represented on either a “long” or “flat” basis as described below under “—Index Composition—Index Components and Sectors.”

          The Underlying Index has a base currency in U.S. dollars (“USD”). The Underlying Index is unleveraged in that for every USD reflected in the Underlying Index, the Underlying Index measures futures positions with a total notional amount of one USD.

          The level of the Underlying Index will be calculated and published by the Index Calculation Agent on every Index Business Day (as defined below), subject to the occurrence of a Market Disruption Event (as defined below).

          The initial level of the Underlying Index was set to USD 1,000 on July 31, 1990.

Index Composition

          Recognized Exchanges

          All futures contracts included in the Underlying Index must be publicly traded on a U.S. exchange that publishes settlement prices and trading volumes on a daily basis (a “Recognized Exchange”). The current Recognized Exchanges, which may be altered from time to time by the Index Committee as described below under “—The Index Committee” are: Chicago Board of Trade (“CBOT”), Chicago Mercantile Exchange (“CME”), IntercontinentalExchange (“ICE”) and New York Mercantile Exchange (“NYMEX”).

          Index Components and Sectors

          The Underlying Index is comprised of 24 futures contracts across physical commodities, global currencies and U.S. interest rates. These components, which were chosen based on characteristics of liquidity, economic importance, and credit stability, are grouped into 17 sectors based on their historic correlation. For example, gold and silver have been grouped together to form the precious metals sector. Components that are part of the same multi-component sector, such as precious metals, are held in the same long/short/flat direction, as described below.

          The current sectors are: energy, livestock, grains, precious metals, industrial metals, cocoa, coffee, cotton, sugar, Australian dollar, British pound, Canadian dollar, Euro, Japanese yen, Swiss franc, U.S. 30-year bond and U.S. 10-year note.

          Below is a list of the sectors and the Index Components in each sector, together with their respective base weights as of the January 2010 roll period:

Sector	Sector Base Weight	Index Component	Index Component Base Weight

Energy	21.25%	Heating Oil	3.40%
		Light Crude (WTI)	9.63%
		Natural Gas	4.82%
		RBOB Gasoline	3.40%
Livestock	3.00%	Lean Hogs	1.20%
		Live Cattle	1.80%
Grains	11.50%	Corn	4.00%
		Soybeans	5.00%
		Wheat	2.50%
Precious Metals	5.25%	Gold	3.50%
		Silver	1.75%
Industrial Metals	5.00%	High Grade Copper	5.00%
Cocoa	1.00%	Cocoa	1.00%
Coffee	1.00%	Coffee	1.00%
Cotton	1.00%	Cotton	1.00%
Sugar	1.00%	Sugar	1.00%
Australian Dollar	2.00%	Australian Dollar	2.00%
British Pound	3.00%	British Pound	3.00%
Canadian Dollar	1.00%	Canadian Dollar	1.00%
Euro	11.00%	Euro	11.00%
Japanese Yen	10.00%	Japanese Yen	10.00%
Swiss Franc	10.00%	Swiss Franc	10.00%
U.S. 30-Year Bond	6.50%	U.S. 30-Year Bond	6.50%
U.S. 10-Year Note	6.50%	U.S. 10-Year Note	6.50%

          The Underlying Index takes monthly long and short positions, with the exception of the energy sector, which is positioned either long or flat, but never short. Energy, due to the significant level of its continuous consumption, limited reserves and the role of OPEC in determining market prices for crude oil, is subject to rapid price increases in the event of perceived or actual shortages. For example, although a problem of this magnitude has not occurred historically, if the Underlying Index were capable of shorting the energy sector and a catastrophe occurred which caused light crude prices to surge dramatically while the energy sector allocation was set to short, the level of the Underlying Index would decrease significantly due to the light crude position alone.

          If the energy sector is positioned flat, its sector base weight of 21.25% is distributed on a pro-rata basis to all other sectors (and their components), as illustrated in the table below. As a result, sectors have two “base” weighting schemes: one when the energy sector is positioned long and another when the energy sector is positioned flat.

Sector	Sector Base Weight	Index Component	Index Component Base Weight

Energy	0.000%	Heating Oil	0.000%
		Light Crude (WTI)	0.000%
		Natural Gas	0.000%
		RBOB Gasoline	0.000%
Livestock	3.810%	Lean Hogs	1.524%
		Live Cattle	2.286%
Grains	14.603%	Corn	5.079%
		Soybeans	6.349%
		Wheat	3.175%
Precious Metals	6.666%	Gold	4.444%
		Silver	2.222%
Industrial Metals	6.349%	High Grade Copper	6.349%
Cocoa	1.270%	Cocoa	1.270%
Coffee	1.270%	Coffee	1.270%
Cotton	1.270%	Cotton	1.270%
Sugar	1.270%	Sugar	1.270%
Australian Dollar	2.540%	Australian Dollar	2.540%
British Pound	3.810%	British Pound	3.810%
Canadian Dollar	1.270%	Canadian Dollar	1.270%
Euro	13.968%	Euro	13.968%
Japanese Yen	12.698%	Japanese Yen	12.698%
Swiss Franc	12.698%	Swiss Franc	12.698%
U.S. 30-Year Bond	8.254%	U.S. 30-Year Bond	8.254%
U.S. 10-Year Note	8.254%	U.S. 10-Year Note	8.254%

          Sector weights are fixed and rebalanced back to their base weights on a monthly basis. Components that are part of a multi-component sector, including energy, livestock, grains and precious metals, are reset back to their base weights within their sector at the end of each year.

Index Component Weight Determination

          Initial Weights

          As of the January 2010 roll period, the Index Components have the initial weights listed in the chart on page US-9 of this Underlying Supplement. The initial weights of the Underlying Index may be amended from time to time, as described below under “—The Index Committee.”

          Index weightings are divided equally between physical commodities (50%) and global currencies and U.S. interest rates (50%) in an attempt to increase the internal non-correlation among the Index Components. Factors such as production and Gross Domestic Product (“GDP”) were used to determine the component weights.

          For commodity components, production is used as an indication of a component’s significance to both the world economy and the futures markets. Since there is often no single recognized source for a commodity’s production figures, estimates are used in selecting and making allocations to the commodity components. As a result, the weightings of commodity components are based on, but not directly proportional to, production figures. In addition, adjustment factors based on seasonal trading patterns and historical volatility are taken into consideration.

          For currency and interest rate components, GDP is used as an indication of a component’s economic significance and is used in selecting and making allocations to each component. As a result, the weightings of currency and interest rate components are based on, but not directly proportional to, GDP. In addition, adjustment factors based on liquidity, credit stability and historical volatility are taken into consideration.

          Sector Position Determination

          The Underlying Index utilizes customized “Exponential Moving Averages” or “EMAs” to take notional long and short positions in an attempt to follow and reflect price trends across the commodity and financial futures included in the Underlying Index. The EMA is customized for each sector in the Underlying Index based on a proprietary process designed to reflect the historical behavior patterns of the Index Components. The moving average algorithm is applied to the return history data for each sector. This is not a “spot” value comparison of a single contract, but rather, is the running total percentage change of the sector from the date of the Underlying Index’s inception. The sector valuation is a “continuous contract” that incorporates pricing from individual contracts following the roll schedule. Seasonality and historical volatility for each Index Component are considered and built into the EMA for each sector and forms the basis for directional long and short positions.

          Each sector within the Underlying Index is either set long or short on a monthly basis, with the exception of the energy sector which is set either long or flat. The rule for the Underlying Index regarding long, short and flat positions can be summarized as follows:

•	Long positions are tracked when a sector’s current price input is equal to or greater than its EMA;

•	Short positions are tracked when a sector’s current price input is less than its EMA;

•

Flat (zero weight) position for the energy sector when a short position would otherwise result from the Underlying Index methodology; in this case, the weight for energy is distributed proportionately to the other 16 sectors as described above.

          If the sector price at the end of the month is greater than its EMA, the Underlying Index will be positioned long that sector for the next month. If the sector price at the end of the month is less than its EMA, the Underlying Index will be positioned short that sector for the next month (or flat, in the case of the energy sector).

          The position of each sector is determined on the second to last business day of the month (the “Position Determination Date,” or “PDD”) when the monthly percentage change of a sector’s price is compared to past monthly price changes exponentially weighted to greatest weight to the most recent return.

Roll Schedule

          The Underlying Index is designed to capture futures contract price trends, while futures contracts have limited durations. Consequently, in order for the Underlying Index to be calculated on an ongoing basis, it must change (or “roll”) from tracking contracts that are approaching expiration to tracking new contracts. Currently, each contract has four to six roll periods each year and its own “roll pattern” based on historical liquidity.

          The risk of unusual liquidity or pricing around the maturity date of a commodity futures contract is usually greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. Spot markets in commodities occasionally have delivery problems, related to, for example, weather conditions disrupting transportation of cattle to a delivery point. Such a delay could cause an unexpected price increase in the spot market, while the price of later-dated futures contracts change to a lesser degree. The Underlying Index seeks to avoid delivery issues by owning contracts that are outside of nearby delivery.

The Index Committee

          The Index Committee formulates and enacts all business assessments and decisions regarding the calculation, composition and management of the Underlying Index. The Index Committee meets each November to consider changes in the components and weights of the Underlying Index for the following calendar year; however, such changes can be made at any time. Modifications of the Underlying Index composition or calculation will be announced in December after the annual meeting of the Index Committee.

          EAM currently has two representatives on the Index Committee. The other two members of the Index Committee represent The Royal Bank of Scotland N.V, London Branch. Victor Sperandeo chairs the Index Committee.

          Any changes to the Underlying Index methodology will require at least the approval of three out of four Index Committee members. New members may be added to the Index Committee if agreed to by all of the existing members of the Index Committee.

Rebalancing

          Sector weights are reset monthly to their base weights. Individual component weights are allowed to fluctuate within each sector and are reset to their base value annually. Base weights are reviewed annually by the Index Committee.

Excess Return and Total Return

          Your Securities may be linked to either the Trader Vic IndexTM Total Return or the Trader Vic IndexTM Excess Return, as specified in the relevant Pricing Supplement. The Trader Vic IndexTM Excess Return is an excess return index that reflects the returns that are potentially available through an unleveraged investment in the long and short (or flat) positions in the futures contracts that comprise the Underlying Index. The Trader Vic IndexTM Total Return is a total return index, which means that, in addition to these return, it also includes the interest that could be earned on cash collateral from an investment in the Index Components in 3-month U.S. Treasury bills (the “Interest Rate Component”).

          The level of the Trader Vic IndexTM Excess Return (“TVIER”) is calculated as follows:

Where:

t	means the current Index Business Day;

RD	means the Rollover Date (as defined below) immediately preceding Index Business Day t;

TVIER(t)	means the value of the Trader Vic IndexTM Excess Return on Index Business Day t;

TVIER(RD)	means the value of the Trader Vic IndexTM Excess Return on the Rollover Date immediately preceding Index Business Day t;

Z	means the total number of Index Components included in the Index on Index Business Day t;

RCPi(RD)	means, in respect of the i-th Index Component, the position of the relevant futures contract on the Rollover Date immediately preceding Index Business Day t;

wi(RD)	means, in respect of the i-th Index Component, the Index Component Weight (as defined below) on the Rollover Date immediately preceding Index Business Day t;

Pi(t)	means, in respect of the i-th Index Component, the Settlement Price (as defined below) of the relevant futures contract i on Index Business Day t;

Pi(RD)	means, in respect of the i-th Index Component, the Settlement Price of the Relevant Contract on the Rollover Date immediately preceding Index Business Day t.

          To calculate the level of the Trader Vic IndexTM Total Return, the calculation agent adds the Interest Rate Component to the level of the TVIER.

Market Disruption Events

          A “Market Disruption Event” means, in respect of any Index Business Day, any unscheduled and extraordinary condition in which market liquidity is interrupted that would require the Index Calculation Agent to calculate the level of the Underlying Index on an alternative basis or on an alternative Index Business Day were such event to occur or exist on such day, as determined by the Index Calculation Agent in its sole and absolute discretion.

          Without limitation, each of the following may be a Market Disruption Event if so determined by the Index Calculation Agent in its sole and absolute discretion:

•	a general moratorium in respect of banking activities in the country in which a Recognized Exchange is located;

•	it becomes impossible to obtain the Settlement Price on any Index Business Day in the inter-bank market;

•	it becomes impossible to obtain a price for or trade in the relevant futures contract on a Recognized Exchange;

•	it is impossible to obtain a firm quote for the Settlement Price for an amount which the Index Calculation Agent considers necessary to discharge its obligations under the Index Components;

•	a Limit Price (as defined below) in respect of any of the relevant contracts included in the Underlying Index on an Index Business Day which would have been a Rollover Date;

•

the occurrence of any event which (A) generally makes it impossible to convert the currencies into U.S. dollars through customary legal channels for conducting such conversion in the principal financial center of the U.S. or (B) generally makes it impossible to deliver U.S. dollars from accounts inside the U.S. to accounts outside the U.S. or between accounts in the U.S. or to a non-resident of the U.S.;

•	the imposition of any punitive tax and/or levy in the U.S.;

•	a change in law in the U.S. which may affect the ownership in and/or the transferability of the U.S. dollar; or

•	the unavailability of the U.S. dollar in the U.S.

          An “Index Business Day” means a day on which all of the relevant Recognized Exchanges are (or, but for the occurrence of a Market Disruption Event, would have been) scheduled and open for trading for at least three hours and a daily Settlement Price for each futures contract is published by the Recognized Exchange.

          The “Limit Price” means on any Index Business Day, a Settlement Price for the contract expiration of the relevant contract with respect to a particular Index Component that represents the maximum or minimum price for such contract expiration on such Index Business Day, as determined by the rules or policies or the relevant Recognized Exchange. The “contract expiration” is a specific calendar month specified by the Recognized Exchange during or after which a futures contract expires or delivery or settlement occurs.

          A “Rollover Date” means the last Index Business Day of each month, subject to a Market Disruption Event, on which the Underlying Index may roll its positions into the newly selected relevant contracts determined on the next to last Index Business Day of the month.

          The “Settlement Price” means the daily settlement price on the Recognized Exchange at its respective closing times.

          If the Index Calculation Agent determines that a Market Disruption Event has occurred on any Index Business Day, the level of the Underlying Index will be calculated and published by the Index Calculation Agent on the first succeeding Index Business Day on which the Index Calculation Agent determines that there is no Market Disruption Event. If the Index Calculation Agent determines that there is a Market Disruption Event occurring on each of the eight Index Business Days immediately following the original Index Business Day on which (but for the Market Disruption Event) the level of the Underlying Index would have been calculated and published by the Index Calculation Agent, then the Index Calculation Agent will determine the Settlement Price of the Index Component affected by the Market Disruption Event and the level of the Underlying Index having regard to the then prevailing market conditions, the last reported trading price of the respective Index Components and such other factors as the Index Calculation Agent determines to be relevant.

          If, in the determination of the Index Calculation Agent, a Market Disruption Event has occurred on any re-balancing date, or annual re-weighting date, the re-balancing shall be postponed to the first succeeding Index Business Day on which the Index Calculation Agent determines that there is no Market Disruption Event. If the Index Calculation Agent determines that there is a Market Disruption Event occurring on each of the eight Index Business Days immediately following the original date which (but for the Market Disruption Event) would have been a Substitution Date (an Index Business Day on which any market or regulatory constraints, that the Index Calculation Agent becomes aware of, that would restrict ordinary market trading occurs), re-balancing date or annual re-weighting date, then: (i) the fifth Index Business Day will be deemed to be the Substitution Date, re-balancing date or annual re-weighting date (regardless of the Market Disruption Event), and (ii) the Index Calculation Agent will determine the Settlement Price of the Index Component affected by the Market Disruption and the level of the Underlying Index having regard to the then prevailing market conditions, the last reported trading price of the respective Index Components and such other factors as the Index Calculation Agent determines to be relevant.

          For the avoidance of doubt, the Index Committee may take the following actions, among others but without limitation: (i) suspending the calculation of the Underlying Index or an Index Component until such time as a price becomes available for the relevant Index Component and substituting the relevant Index Component at a value determined by the Index Calculation Agent, at its sole and absolute discretion, and (ii) valuing an Index Component at a value as determined by the Index Calculation Agent, at its sole and absolute discretion, which value may be zero and removing it from the Underlying Index at such value, thereby resulting in a decrease in the level of the Underlying Index by a commensurate amount.

          If, on any Index Business Day, there is a suspension of or limitation on trading by the Recognized Exchange by reason of movements in price of one or more futures contracts of an Index Component exceeding the Limit Price (up in the case of limit-up or down in the case of limit-down) permitted by the Recognized Exchange and such suspension or limitation occurs on the Rollover Date, then the closing value of the Underlying Index may, in the sole and absolute discretion of the Index Calculation Agent, be adjusted in a manner that, in the determination of the Index Calculation Agent acting in a commercially reasonable manner, disregards the official settlement price which has exceeded the limits and instead applies the respective prices at which we would fill an order to buy and sell the affected futures contracts.

Adjustment Events

          The description of the Underlying Index may be adjusted, amended or otherwise altered by the Index Committee, with the prior written consent of the Index Calculation Agent, acting in good faith in a commercially reasonable manner at any time, on such date as the Index Calculation Agent will designate. These adjustments may include, but are not limited to the following events, each an “Adjustment Event”:

•	any adjustments required because it has become unlawful in any applicable jurisdiction for the Index Calculation Agent to sell or purchase any of the Index Components; or

•

any adjustments made to the Underlying Index to ensure that the Underlying Index complies with the requirements of the Council Directive of December 20, 1985 on the coordination of laws, regulations and administrative provisions relating to undertakings for collective investment in transferable securities (No 85/611/EEC) as amended from time to time and supplemented in similar laws or regulations for financial indices; or

•	any adjustments required as a result of the Index Calculation Agent ceasing or advising it will cease, for any reason, to calculate the Underlying Index; or

•	any adjustments required for clarificatory or for minor or technical reasons; or

•	such other adjustments as are necessary to ensure the integrity of the Underlying Index.

          On the occurrence of an Adjustment Event, the Index Calculation Agent and the Index Committee will publish notice of the occurrence of the relevant event on Bloomberg pages TVICTR <Index> and TVICER <Index> and on Reuters pages ..TVICTR and .TVICER. The Index Calculation Agent may, with the prior written consent of the Index Committee, publish such additional notices relating to the Underlying Index as it determines necessary, but is under no obligation to publish any particular notice. Such notices may be published on Bloomberg pages TVICTR <Index> and TVICER <Index>, on Reuters pages .TVICTR and ..TVICER, and on the Index Calculation Agent’s website at www.rbs.com\markets.

The Index Calculation Agent

          The Index Committee is responsible for the calculation methodology of the Underlying Index. The Royal Bank of Scotland N.V., acting through its London Branch, or its successor, including but not limited to its affiliate RBS plc, is the Index Calculation Agent. The Index Calculation Agent calculates and publishes the value of the Underlying Index using the methodology provided by the Index Committee. The Index Calculation Agent has the sole discretion to make all determinations regarding the Underlying Index as described in this Underlying Supplement, including determinations regarding the level of the Underlying Index, a Market Disruption Event, a successor index, Index Business Days, and calculations related to the discontinuance of the Underlying Index. Absent manifest error, all determinations of the Index Calculation Agent will be final and binding on you and us, without any liability on the part of the Index Calculation Agent.

License Agreement

          EAM and The Royal Bank of Scotland N.V., London Branch, have entered into an exclusive license agreement providing for the license to The Royal Bank of Scotland N.V., London Branch, and its affiliates, including us, in exchange for a fee, of the right to use the Underlying Index in connection with the Securities. The license agreement provides that the following language must be stated in this Underlying Supplement:

EAM created and owns rights to the methodology that is employed in connection with the Underlying Index. The Royal Bank of Scotland N.V., London Branch, has provided a contribution to the Underlying Index in a limited manner. The Royal Bank of Scotland N.V., London Branch’s contribution is limited to performing calculations and data distribution in connection with the Underlying Index. EAM does not sponsor, endorse, sell or promote this or any investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of the Underlying Index. A decision to invest in any such investment fund or other vehicle should not be made in reliance on any of the statements set forth in this document. Prospective investors are advised to make an investment in any such fund or vehicle only after carefully considering the risks associated with investing in such funds, as detailed in an offering memorandum or similar document that is prepared by or on behalf of the issuer of the investment fund or vehicle. EAM has developed, maintained and is the sole party responsible for the methodology that is employed in connection with the Underlying Index.

The Securities are not sponsored, endorsed, sold or promoted by EAM. EAM makes no representation, condition or warranty, express or implied, to the owners of the Security or any member of the public regarding the advisability of investing in the strategy manifested in the Underlying Index or in the Securities. EAM’s only relationship to The Royal Bank of Scotland N.V., London Branch, is the licensing of certain trademarks and trade names of EAM and/or of the Underlying Index which was created, compiled, maintained and owned by EAM without regard to the Securities. EAM has no obligation to take the needs of the owners of the Securities into consideration in determining, or composing the Underlying Index. EAM is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. EAM has no obligation or liability in connection with the administration, marketing or trading of the Securities.

EAM SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE UNDERLYING INDEX FROM SOURCES THAT EAM CONSIDERS RELIABLE, BUT EAM ACCEPTS NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. EAM DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. EAM MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE

RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. EAM MAKES NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN EXCEPT ANY IMPLIED CONDITION OR WARRANTY THE EXCLUSION OF WHICH WOULD CONTRAVENE ANY STATUTE OR CAUSE ANY PART OF THIS CLAUSE TO BE VOID.

The Commodity Futures Markets

          Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Underlying Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

          There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

          By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

          Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

          U.S. contract markets, as well as brokers and market participants, are subject to regulation by the CFTC. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Underlying Index has been comprised exclusively of futures contracts traded on regulated exchanges.